Exhibit 99.1
PRESS RELEASE

NANOBIOTIX ANNOUNCES THE APPOINTMENT OF DR. GARY PHILLIPS AS CHAIRMAN OF THE NANOBIOTIX SUPERVISORY BOARD

Paris, France; Cambridge, Massachusetts (USA); May 25, 2021 - NANOBIOTIX (Euronext : NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that Gary Phillips, MD, has been appointed as the new chairman of the Company’s supervisory board. Dr. Phillips succeeds Laurent Condomine, who will retire from the supervisory board after 11 years of leadership. Dr. Phillips will provide extensive guidance as the Company continues to advance its global development strategy with its planned second clinical registration pathway in head and neck cancer and its immunotherapy pathway as key focus areas.

“I am truly honored and excited by my appointment as chairman of the Nanobiotix supervisory board,” said Dr. Phillips. “I look forward to working with the board and the entire organization toward delivering the breakthrough promise of its potentially transformational technology. Overcoming cancer and other major diseases is an absolute necessity for patients, their families and health care providers, and I believe we have the opportunity to expand treatment possibilities for their benefit.”

Dr. Phillips, who is currently president and chief executive officer of OrphoMed, Inc. (OrphoMed), in the United States, brings decades of experience in the pharmaceutical and healthcare industries where he has led commercial operations, clinical medicine, business strategy, and development functions. Before joining OrphoMed in 2018, Dr. Phillips worked with Mallinckrodt Pharmaceuticals, where he had served as Executive Vice President and Chief Strategy Officer since 2013. Prior to that role, he was Head of Global Health & Healthcare Industries at the World Economic Forum, served as President of Reckitt Benckiser Pharmaceuticals North America (now Indivior), and held dual roles as President, U.S. Surgical and Pharmaceuticals and Global Head of Pharmaceuticals at Bausch & Lomb. In addition, Dr. Phillips has served in executive roles at Merck Serono, Novartis, and Wyeth.

Dr. Phillips earned a B.A. in Biochemistry with Summa Cum Laude and Phi Beta Kappa distinctions from the College of Arts and Sciences at the University of Pennsylvania, an MBA from the Wharton School at the University of Pennsylvania, and an M.D. with Alpha Omega Alpha distinction from the School of Medicine at the University of Pennsylvania. Dr. Phillips maintains an active medical license and practiced as a general medicine clinician/officer in the U.S. Navy, from which he was honorably discharged as a lieutenant commander.

“We are pleased to welcome Dr. Gary Phillips to the Nanobiotix supervisory board at this pivotal moment for the Company,” said Nanobiotix co-founder and chief executive officer Laurent Levy. “His wealth of experience within the global pharmaceutical industry will be instrumental in supporting our continued expansion as we move toward commercialization and pursue the realization of our goal to revolutionize treatment for millions of patients around the world through physics. On behalf of the Nanobiotix team, I also offer deep gratitude to Laurent Condomine. I have no doubt that the successes we have achieved together for patients, shareholders, and team members would not have been possible without his clarity of vision and steadfast leadership over the past 11 years.”

Laurent Condomine joined the Nanobiotix supervisory board in September 2010 after serving as the Vice President of Business Development for AstraZeneca in London, where he was responsible for developing corporate strategy and delivering external growth. Mr. Condomine’s tenure as chairman of the Nanobiotix supervisory board coincided with several significant milestones for the company, including its listing on Euronext: Paris in 2012, the 2014 launch of the first pivotal registration study for first-in-class radioenhancer NBTXR3 in soft tissue sarcoma, market authorization in Europe of NBTXR3 (Hensify®) for the treatment of soft tissue sarcoma in 2019, and listing on the Nasdaq Global Select Market in 2020.

“Many thanks to the marvelous people committed to making a difference for humanity on the Nanobiotix team,” said Laurent Condomine. “It has been a great pleasure to help guide this company that could potentially save many lives through a novel, physics-based approach. When I joined the Company over a decade ago, we were in the early stages of transforming disruptive concepts into clinical applications, and I am proud of the progress we have made in bringing our technology toward broad availability for patients around the world. It was particularly rewarding to publish the interim results from the Company’s first pivotal registration study, providing proof of concept for our science and the foundational support for European market approval in soft tissue sarcoma. I am leaving Nanobiotix, as I believe it is good corporate practice to pass the baton of supervisory board chairmanship after 10 years; however, the team will always have a special place in my heart, and I look forward to the Company’s ongoing success.”

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About NBTXR3
NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

NBTXR3 is being evaluated in locally advanced head and neck squamous cell carcinoma (HNSCC) as the primary development pathway. The company-sponsored phase I dose escalation and dose expansion study has produced favorable safety data and early signs of efficacy; and a phase III global registrational study is planned to launch in 2021. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the planned phase III study.

Nanobiotix has also prioritized an Immuno-Oncology development program—beginning with a Company-sponsored phase I clinical study evaluating NBTXR3 activated by radiotherapy in combination with anti-PD-1 checkpoint inhibitors for patients with locoregional recurrent or recurrent/metastatic HNSCC and lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a strategic collaboration strategy with world class partners to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several phase I and phase II studies to evaluate NBTXR3 across tumor types and therapeutic combinations.

About NANOBIOTIX:
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the execution of the Company’s development and commercialization strategies. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable.  However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical studies may not generate favorable data notwithstanding positive preclinical or early clinical results and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 7, 2021 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des marchés financiers) under number D.21-0272 on April 7, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix

Nanobiotix Communications Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Nanobiotix Investor Relations Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com

Media Relations

France – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	US – Porter Novelli Stefanie Tuck +1 (917) 390-1394 Stefanie.tuck@porternovelli.com